Exhibit 21.1
SYNOVIS LIFE TECHNOLOGIES, INC.
LIST OF SUBSIDIARIES OF THE COMPANY
FOR THE YEAR ENDED OCTOBER 31, 2010

Name of Subsidiary	Jurisdiction/State of Incorporation

(1) Synovis Interventional Solutions, Inc.	Minnesota

(2) Synovis Micro Companies Alliance, Inc.	Minnesota

(3) Bio-Vascular B.V., Breda	Netherlands

(4) Synovis Caribe	Puerto Rico

(5) Synovis Orthopedic and Woundcare, Inc.	Minnesota